UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ___________

Commission file number: 000-25927

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424

401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

MACATAWA BANK
401(k) PLAN

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Macatawa Bank Corporation
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statement of net assets available for benefits of the Macatawa Bank 401(k) Plan (the “Plan”) as of December 31, 2011 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Macatawa Bank 401(k) Plan as of December 31, 2010, and for the year then ended, were audited by other auditors whose report dated June 16, 2011 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 20, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of Macatawa Bank Corporation
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statement of net assets available for benefits of the Macatawa Bank 401(k) Plan (the "Plan") as of December 31, 2010, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Rehmann Robson, P.C. REHMANN ROBSON, P.C.
Grand Rapids, Michigan
June 16, 2011

MACATAWA BANK
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2011	2010
ASSETS
Investments at fair value
Mutual funds	$11,824,201	$12,796,245
Money market funds	459,785	378,030
Macatawa Bank Corporation common stock	571,694	934,288
Total investments at fair value	12,855,680	14,108,563

Notes receivable from participants	287,290	275,017
Accrued dividends receivable	700	1,795
Total receivables	287,990	276,812
Cash	-	5,163

Total assets	13,143,670	14,390,538

LIABILITIES
Due to Brokers	-	5,167

Net assets available for benefits	$13,143,670	$14,385,371

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2011	2010
Additions to net assets attributed to
Investment income (loss)
Dividend income	$385,719	$166,129
Interest income	417	570
Net appreciation (depreciation) in fair value of investments	(1,255,112)	2,307,151
Total investment income (loss)	(868,976)	2,473,850

Contributions
Participant	1,066,400	979,218
Rollover	105,074	113,836
Total contributions	1,171,474	1,093,054

Interest income – notes receivable from participants	12,390	12,056
Total additions	314,888	3,578,960

Deductions from net assets attributed to
Benefits paid to participants	1,494,654	4,562,778
Deemed distributions	55,635	-
Administrative expenses	6,300	6,675
Total deductions	1,556,589	4,569,453

Net decrease	(1,241,701)	(990,493)

Net assets available for benefits
Beginning of year	14,385,371	15,375,864

End of year	$13,143,670	$14,385,371

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all full-time employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute a portion of their annual compensation as pre-tax contributions, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code.  In addition, the Plan also allows for Roth after-tax contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Individual Retirement Accounts.  In 2009, the Plan Sponsor elected safe harbor status.  Under this status, the Plan Sponsor contributes a safe harbor match in an amount equal to 100% of the first 3% and 50% of the second 3% of base compensation that a participant contributes to the Plan.  Effective January 1, 2010, the Plan Sponsor discontinued safe harbor status and elected to suspend all matching contributions.  Participants direct the investment of contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, a money market fund and Macatawa Bank Corporation common stock as investment options for participants.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, as applicable.  Allocations are based on the ratio of each participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the balance in the participant's account and bear interest at the prime rate plus one (effective rate of 4.25% at December 31, 2011) which is commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest is paid to the Plan ratably through payroll deductions.  The notes receivable are to be repaid over a period not to exceed five years.  The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years.  A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the Participant will use as a principal residence.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  In-service withdrawal of account balances may be elected by active participants who have reached 59 ½ years of age.  The Plan allows for participants to receive hardship distributions.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  An administrative fee is charged to those participants electing to receive a distribution and an annual administrative fee is charged to those participants who have terminated service from the Corporation but continue to maintain an account balance in the Plan.  There is also an administrative service fee charged to the individual participants account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s unrealized gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a direct reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest.  Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management currently is evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2011	2010
Investments at fair value as determined by quoted market price
Mutual Funds
Spartan U.S. Equity Index Fund	$1,657,847	$1,666,432
Dodge and Cox Stock Fund	1,489,661	1,818,683
Neuberger Berman Genesis Investor Fund	1,412,731	1,474,086
Janus Overseas Fund	767,656	1,314,220
Columbia Acorn Fund	1,233,368	1,418,372
T. Rowe Price Growth Stock Fund	1,040,902	932,961
Vanguard Mid-Cap Index Fund	*	720,042
Macatawa Bank Corp common stock	*	934,288

*Investment did not represent more than 5% of the Plan’s net assets available for benefit at end of year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2011	2010
Macatawa Bank Corp common stock	$(429,165)	$472,208
Mutual funds	(825,947)	1,834,943
Net appreciation (depreciation)	$(1,255,112)	$2,307,151

3.	FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
	●	quoted prices for similar assets or liabilities in active markets;
	●	quoted prices for identical or similar assets or liabilities in inactive markets;
	●	inputs other than quoted prices that are observable for the asset or liability; and
	●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds:  Shares held in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.  The NAV is based on the quoted market prices of the underlying shares owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Money market funds:  Shares held in money market funds are comprised of government, bank and commercial securities with individual maturities of 12 months or less and the value is based on quoted market prices of the underlying securities.  The composition of securities is structured to maintain a value of $1 per share.

Common stock:  Macatawa Bank Corporation common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2011	Level 1	Level 2	Level 3	Total

Mutual funds
Fixed income
Short-term bond	$223,076	$-	$-	$223,076
Long-term bond	73,736	-	-	73,736
Intermediate government	460,772	-	-	460,772
Specialty bond	62,645	-	-	62,645
Equity
Small blend	1,412,731	-	-	1,412,731
Small growth	93,123	-	-	93,123
Small value	58,135	-	-	58,135
Mid-cap blend	626,193	-	-	626,193
Mid-cap growth	1,848,763	-	-	1,848,763
Mid-cap value	33,684	-	-	33,684
Large blend	1,657,847	-	-	1,657,847
Large growth	1,040,902	-	-	1,040,902
Large value	1,489,661	-	-	1,489,661
Moderate allocation	567,610	-	-	567,610
Aggressive allocation	227,122	-	-	227,122
Conservative allocation	113,277	-	-	113,277
Target date 2015-2029	298,809	-	-	298,809
Target date 2030 plus	391,579	-	-	391,579
Foreign large blend	18,270	-	-	18,270
Foreign large growth	912,230	-	-	912,230
Foreign large value	214,036	-	-	214,036

Total mutual funds	11,824,201	-	-	11,824,201

Money market funds	459,785	-	-	459,785

Macatawa Bank Corp common stock – Financial institution	571,694	-	-	571,694

Total investments at fair value	$12,855,680	$-	$-	$12,855,680

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2010	Level 1	Level 2	Level 3	Total

Mutual funds
Fixed income
Short-term bond	$187,455	$-	$-	$187,455
Long-term bond	79,846	-	-	79,846
Intermediate government	400,903	-	-	400,903
Equity
Small blend	1,474,087	-	-	1,474,087
Small growth	41,796	-	-	41,796
Small value	62,962	-	-	62,962
Mid-cap blend	720,042	-	-	720,042
Mid-cap growth	2,029,241	-	-	2,029,241
Mid-cap value	6,784	-	-	6,784
Large blend	1,666,432	-	-	1,666,432
Large growth	932,961	-	-	932,961
Large value	1,818,683	-	-	1,818,683
Moderate allocation	639,745	-	-	639,745
Aggressive allocation	271,071	-	-	271,071
Conservative allocation	145,101	-	-	145,101
Target date 2015-2029	280,312	-	-	280,312
Target date 2030 plus	326,563	-	-	326,563
Foreign large blend	125,356	-	-	125,356
Foreign large growth	1,314,220	-	-	1,314,220
Foreign large value	272,685	-	-	272,685

Total mutual funds	12,796,245	-	-	12,796,245

Money market funds	378,030	-	-	378,030

Macatawa Bank Corp common stock – Financial institution	934,288	-	-	934,288

Total investments at fair value	$14,108,563	$-	$-	$14,108,563

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain Plan investments are shares of common stock of the Plan Sponsor, or managed by Northern Trust Corporation and, therefore, these transactions qualify as party-in-interest.  The Plan’s investment in Northern Trust Money Market Fund and Macatawa Bank Corporation common stock as of December 31, 2011 and 2010, represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and record keeper for the Plan.  Therefore, all transactions between the Plan and Macatawa Bank Corporation constitute party-in-interest transactions.  The 250,743  and 226,769 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2011 and 2010, represent approximately 0.93% and 1.28% of the Corporation’s total outstanding shares of common stock, respectively.

No cash dividends were paid to the Plan by Macatawa Bank Corporation during 2011 and 2010.  Fees paid by the Plan to the trust department of Macatawa Bank Corporation for administrative expenses were $6,300 and $6,675 in 2011 and 2010, respectively.

5.	INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document.  The Plan Sponsor has received, from the Internal Revenue Service, an opinion letter dated March 31, 2008, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code.  The Plan is required to operate in conformity with the Code to maintain its qualification.  The prototype plan document has been amended since receiving the opinion letter.  However, the Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan Administrator has analyzed the tax positions that would require recognition of a liability or asset or disclosure in the financial statements.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6.	PLAN TERMINATION

The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.	RISKS AND UNCERTAINTIES

The Plan invests in various mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities, and other investment securities, a money market fund and in shares of Macatawa Bank Corporation common stock.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	SUBSEQUENT EVENT

Subsequent to December 31, 2011, the market value of the shares held in Macatawa Bank Corporation common stock increased from $2.28 per share as of December 31, 2011, to $3.33 per share as of June 15, 2012.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011
PLAN #001
EIN 38-3378283

	(b) Identity	(c) Description of Investment	(e)
	of Issue, Borrower,	Including Maturity Date, Rate of	Current
(a)	Lessor, or Similar Party	Interest, Collateral, Par or Maturity Value	Value
	Mutual funds
	Fidelity Investments	Spartan U.S. Equity Index Fund	$1,657,847
	Dodge and Cox Funds	Dodge and Cox Stock Fund	1,489,661
	Neuberger Berman	Neuberger Berman Genesis Investor Fund	1,412,731
	Columbia	Columbia Acorn Fund	1,233,368
	T. Rowe Price	T. Rowe Price Growth Stock Fund	1,040,902
	Janus	Janus Overseas Fund	767,656
	Vanguard	Vanguard Mid-Cap Index Fund	626,193
	T. Rowe Price	T. Rowe Price Mid Cap Fund	615,395
	Fidelity Investments	Government Income Fund	460,772
	Value Line Mutual Funds	Value Line Income & Growth Fund	338,721
	T. Rowe Price	T. Rowe Price 2020 Retirement Fund	298,809
	T. Rowe Price	T. Rowe Price PS Balanced Fund	228,889
	T. Rowe Price	T. Rowe Price PS Growth Fund	227,122
	Vanguard	Vanguard Short-term Investment	223,076
	Dodge and Cox Funds	Dodge & Cox International Stock Fund	214,036
	T. Rowe Price	T. Rowe Price 2030 Retirement Fund	204,509
	UMB Scout	Scout International Fund	144,574
	T. Rowe Price	T. Rowe Price 2040 Retirement Fund	133,995
	T. Rowe Price	T. Rowe Price PS Income Fund	113,277
	Janus	Janus Triton Fund	93,123
	Vanguard	Vanguard Long-term Bond Index Fund	73,736
	Pimco	Pimco Real Return Fund	62,645
	Allianz Fund	Allianz Small Cap Value Fund	58,135
	T. Rowe Price	T. Rowe Price 2050 Retirement Fund	53,075
	Ridgeworth Investments	Ridgeworth Mid Cap Value Equity	33,684
	American Funds	American Funds EuroPacific Fund R5	18,270
	Total mutual funds		11,824,201

	Money market funds
*	Northern Trust Corporation	Diversified Assets Money Market Fund	459,785
	Common stock
*	Macatawa Bank Corporation	250,743 shares of common stock	571,694
	Total investments at fair value		12,855,680
*	Notes receivable from participants	Loans, interest rate of 4.25%, collateral – participant account balances	287,290
	Total investments		$13,142,970
(*) An asterisk in this column identifies a person known to be a party-in-interest.

EXHIBITS
The following exhibits are filed as part of this report:

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP
23.2	Consent of Independent Registered Public Accounting Firm – Rehmann Robson, P.C.

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

MACATAWA BANK 401(k) PLAN

Dated: June 20, 2012	By:	/s/ Jon W. Swets
Jon W. Swets
Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP
23.2	Consent of Independent Registered Public Accounting Firm – Rehmann Robson, P.C.